UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 10)[1]

WisdomTree, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

97717P104
(CUSIP Number)

GRAHAM TUCKWELL
ETFS CAPITAL LIMITED
Ordnance House, 31 Pier Road
St. Helier, Jersey JE2 4XW
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

---

[1]   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

1	NAME OF REPORTING PERSON ETFS Capital Limited	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO (See Item 3)	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JERSEY	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 15,250,000 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 15,250,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,250,000 (1)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% (2)	
14	TYPE OF REPORTING PERSON OO	

(1) Excludes Shares (as defined in Item 1 of the Schedule 13D) issuable upon conversion of 14,750 shares of Series A Preferred Stock (as defined in Item 3 of the Schedule 13D).

(2) Based upon 151,853,699 Shares outstanding as of February 20, 2024, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2024.

1	NAME OF REPORTING PERSON GRAHAM TUCKWELL	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS AF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION AUSTRALIA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 15,250,000 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 15,250,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,250,000 (1)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% (2)	
14	TYPE OF REPORTING PERSON IN	

(1) Excludes Shares issuable upon conversion of 14,750 shares of Series A Preferred Stock.

(2) Based upon 151,853,699 Shares outstanding, as of February 20, 2024, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2024.

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned ("Amendment No. 10"). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 17, 2024, the Reporting Persons filed a preliminary proxy statement and accompanying GOLD proxy card with the Securities and Exchange Commission to be used to solicit the Issuer's stockholders (the "Solicitation") to vote AGAINST with respect to the election of certain members of the Board at the Issuer's upcoming 2024 annual meeting of stockholders (the "2024 Annual Meeting").

The Reporting Persons believe there is significant value to be unlocked within the Issuer's shares and have attempted to constructively engage with the Board both before and after the Issuer's 2023 annual meeting of stockholders regarding the Reporting Persons' concerns with the Issuer and ways to unlock stockholder value. The Reporting Persons are particularly concerned with the Issuer's attempts to transform the Issuer from an ETF business to a decentralized finance ("DeFi") business over the past several years, which the Reporting Persons believe has resulted in the Issuer's core ETF business being poorly managed. In addition, the Issuer's DeFi efforts have been unsuccessful in generating any meaningful market interest and have diverted management's attention from the Issuer's principal ETF business, where the Reporting Persons believe the true value of the Issuer lies.

In order to unlock the value within the Issuer's shares, earlier this year, the Reporting Persons proposed that the Board form a special committee of independent directors with a mandate to consider strategic alternatives including, but not limited to, a sale of part or all of the business and returning capital to stockholders, as well as a significant repositioning of the business, including replacing certain members of the Issuer's senior leadership team. The Reporting Persons further proposed that the special committee retain a recognized tier-one investment bank along with independent counsel to assist with this review of strategic alternatives. However, the Board and the Issuer appear to have no interest in pursuing these proposals.

Accordingly, the Reporting Persons believe that the Issuer's stockholders must send a strong message to the Board at the 2024 Annual Meeting that they do not approve of the Issuer's current trajectory and that the Board must take the necessary steps for the Issuer's stockholders to realize the maximum value of their investments. To that end, the Reporting Persons have determined to commence the Solicitation to solicit votes from the Issuer's stockholders to vote AGAINST with respect to the election of certain members of the Board at the 2024 Annual Meeting.

<u>SIGNATURES</u>

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2024


ETFS Capital Limited

By: <u>/s/ Graham Tuckwell</u>
       Name: Graham Tuckwell
       Title: Chairman

<u>/s/ Graham Tuckwell</u>
Graham Tuckwell
